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                                                                       EXHIBIT 7


               [Letterhead of Raymond James & Associates, Inc.]



                                                              September 24, 1997


Mr. Jeffrey W. Corum
William Blair & Company
222 West Adams Street
Chicago, Illinois 60606

Dear Jeff:

     As we have discussed, our client, Laidlaw Environmental Services Inc. ("LESI") is interested in pursuing a transaction with Safety-Kleen Corp. ("SK"). We would hope to have a meeting between top management of LESI, Laidlaw, Inc. and SK to outline our proposed structure and discuss the advantages to SK shareholders in depth. In anticipation of this meeting we would like to outline that structure and the benefits.

     We propose a reverse merger in which SK would issue one share of its stock for three shares of LESI stock. The resultant company would have approximately 120 million shares outstanding, approximately half-owned by each of the precedent company's existing shareholders. Surviving senior management would be the existing LESI management team, although we would certainly envision that the best of the combined teams would stay with the combined company.

     The key initial advantage of the transaction lies in the tremendous cost synergies available from combining the operations of SK and LESI. Our estimates are that these savings could range from $100-130 million annually. These would arise from the elimination of duplicate general and administrative and other public company costs, from the closure of overlapping service center facilities, from increased utilization of those facilities that remain open, and from the internalization of various waste streams. Our experience with the merger of Rollins' and Laidlaw's hazardous waste businesses, in which ultimate realizable savings would exceed our originally projected $75 million annually (now expected to be approximately $90 million), gives us a high level of confidence that we can achieve these synergies.

     Your client's board and shareholders should find this to be a very compelling opportunity. They would have ownership of a company with tremendous economic opportunity via the increased earnings available from cost savings. Our estimates show an accretion in SK's EPS from $1.05 to $1.25, which would yield an additional $4 in value at SK's existing multiple. We believe it likely the combined companies would trade at an even higher level, reflecting LESI's multiple or a blend of the LESI and SK multiples. The company would be driven by a management team with a proven record of achieving similar consolidation savings and increasing shareholder value, as evidenced by the doubling of LESI's share price since the date of the Rollins transaction earlier this year.
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     We would point out several unique features in our proposed transaction that we believe distinguishes it from other alternatives:

          (i)    the annual potential savings of $130 million;

          (ii) the relative ease of completing the transaction based on Laidlaw Inc.'s ownership position (66 1/2% in LESI);

          (iii) the absence of any new funding requirements by the combined company; and

          (iv) the financial strength of the combined balance sheet, cash flow, and operating margins.

     We would like to explore this with you in more detail. We will call you later today or tomorrow to set up a meeting between our clients.

                                        Sincerely,


                                        /s/David E. Thomas, Jr.
                                        Senior Managing Director


cc:  Kenneth W. Winger
     James R. Bullock

attachment:  Forbes article dated October 6, 1997